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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| B- 19348 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__February 1, 2007__ AND ENDING __January 31, 2008__
$\qquad$ MM/DD/YY $\qquad$ MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Brien & Shepard, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

75 Montgomery Street
$\qquad$ (No. and Street)

| Jersey City | NJ | 07302 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Flaster                201-435-3333
$\qquad$ (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs P.C.
$\qquad$
(Name – if individual, state last, first, middle name)

| 120 Broadway | New York | NY | 10271 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**PROCESSED**

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

APR 0 2 2008
**THOMSON FINANCIAL**

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ___Jeffrey Flaster_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___O'Brien & Shepard, Inc._____ , as

of _____January 31_____, 2008_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SHIRLEY A. DELLA TORRE
Notary Public, State of New Jersey
My Commission Expires February 16, 2011

_____ Signature

___President:_____
Title

_Shirley A. Della Torre_
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# O'BRIEN & SHEPARD, INC.

## STATEMENT OF FINANCIAL CONDITION

## JANUARY 31, 2008

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

# TODMAN & CO., CPAS, P.C.

*Certified Public Accountants and Business Consultants* ---------------------------------------------------------------------------------
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

## INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
**O'Brien & Shepard, Inc.**
661 Palisades Avenue
Englewood Cliffs, NJ 07632

We have audited the accompanying statement of financial condition of O'Brien & Shepard, Inc. as of January 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of O'Brien & Shepard, Inc. as of January 31, 2008, in conformity with U.S. generally accepted accounting principles.

*Todman & Co. CPAs, P.C.*

**New York, New York**
**March 24, 2008**

## O'BRIEN & SHEPARD, INC.
### STATEMENT OF FINANCIAL CONDITION
### JANUARY 31, 2008

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 110,265 |
| Receivable from brokers | | 50,406 |
| Other assets | | 23,427 |
| Total assets | $ | 184,098 |

### LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

| | | |
|---|---|---:|
| Accrued expenses and accounts payable | $ | 31,145 |
| Total current liabilities | | 31,145 |

Liabilities subordinated to claims of general creditors

| | |
|---|---:|
| Subordinated loan | 150,000 |

Commitments

Stockholders' equity
Common stock - no par value, voting
Authorized:    2,500 shares

| | |
|---|---:|
| Issued and outstanding: 225 shares | 75,000 |

Common stock - no par value, non-voting
Authorized:    500 shares

| | |
|---|---:|
| Issued and outstanding: 25 shares | 100,000 |
| Accumulated deficit | (172,047) |
| Total stockholders' equity | 2,953 |
| Total liabilities, subordinated liabilities and stockholders' equity | $ 184,098 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### Nature of Business

O'Brien & Shepard Inc. (the "Company") is a New Jersey corporation formed for the purpose of conducting business as a brokers-broker in municipal securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of broker-dealer customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### Revenue Recognition

Commission revenues and expenses are recorded on a settlement-date basis, generally the third business day after trade date. There is no material difference between the trade and settlement dates.

### Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### Depreciation and Amortization

Property and equipment recorded at cost of $368,781 are fully depreciated or amortized as of January 31, 2008. Equipment was depreciated using an accelerated method over the estimated useful life of each asset. Leasehold improvements were amortized over the lesser of the estimated economic life or the remaining term of the lease. Depreciation and amortization amounted to $487 for the year ended January 31, 2008.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 - Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

## Note 2 - Income Taxes (Continued)

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has approximately $217,000 of losses and has elected to carryforward these losses for the next 13 years.

## Note 3 - Subordinated Liabilities

The Company's subordinated loans from its two stockholders totaling $150,000 bear interest at 7% per annum and mature on March 31, 2010. The subordination borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## Note 4 - Lease Commitment

The Company leases office space under a five-year lease which expires November 30, 2010. Annual rental payments, including utilities, are approximately $40,000 during the term of the lease.

## Note 5 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2008, the Company had net capital, as computed under the rule, of $129,526, which was $124,526 in excess of the required amount. The Company's net capital ratio was 24.0%.

## Note 6 - Financial Investments with Off-Balance-Sheet Risk

The Company on a fully-disclosed basis deals with other municipal brokers. Should the counterparties fail to deliver the securities, the Company may be required to purchase identical securities on the open market at prices different from the contract value. The Company monitors the credit standing of each broker with which it conducts business.

A copy of the Company's statement of financial condition, as at January 31, 2008, pursuant to SEC rule 17a-5, is available for examination at the Company's main office and the regional office at the SEC.

END